Exhibit 99.6

Rule 13a-14(b) Certification - Chief Executive Officer

In connection with the annual report of Fortis Inc. (the “Company”) on Form 40-F for the fiscal year ended December 31, 2024 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, David G. Hutchens, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.    The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.    The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ David G. Hutchens
David G. Hutchens
President and Chief Executive Officer

St. John’s, Canada
February 14, 2025